Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2014

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2014

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	September 30,	September 30,
	2013	2014	2014
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	30,888	17,379	4,703
Short-term bank deposits	32,345	91,936	24,881
Prepaid expenses	896	649	176
Other receivables	1,249	222	60
Total current assets	65,378	110,186	29,820

NON-CURRENT ASSETS
Restricted deposits	573	611	165
Long-term prepaid expenses	169	133	36
Property and equipment, net	2,471	2,330	630
Intangible assets, net	878	837	227
Total non-current assets	4,091	3,911	1,058
Total assets	69,469	114,097	30,878

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accruals:
Trade	7,945	5,607	1,517
Other	2,499	4,031	1,091
Total current liabilities	10,444	9,638	2,608

NON-CURRENT LIABILITIES
Retirement benefit obligations	152	152	41
Warrants	18,187	5,296	1,433
Total non-current liabilities	18,339	5,448	1,474
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	28,783	15,086	4,082

EQUITY
Ordinary shares	2,414	3,411	923
Share premium	509,857	589,980	159,670
Capital reserve	34,192	35,425	9,587
Accumulated deficit	(505,777)	(529,805)	(143,384)
Total equity	40,686	99,011	26,796
Total liabilities and equity	69,469	114,097	30,878

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

					Convenience translation into USD (Note 1b)
					Three months	Nine months
	Three months ended September 30,		Nine months ended September 30,		ended September 30,	ended September 30,
	2013	2014	2013	2014	2014	2014
	NIS in thousands				USD in thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(8,190)	(10,440)	(39,720)	(29,627)	(2,825)	(8,018)
SALES AND MARKETING EXPENSES	(731)	(1,070)	(2,565)	(3,340)	(290)	(904)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,663)	(2,779)	(9,789)	(9,130)	(752)	(2,471)
OPERATING LOSS	(11,584)	(14,289)	(52,074)	(42,097)	(3,867)	(11,393)
NON-OPERATING INCOME (EXPENSES), NET	(4,627)	4,835	9,214	11,680	1,309	3,161
FINANCIAL INCOME	501	8,069	2,484	7,735	2,184	2,093
FINANCIAL EXPENSES	(1,956)	(1,122)	(5,698)	(1,346)	(303)	(364)
COMPREHENSIVE LOSS FOR THE PERIOD	(17,666)	(2,507)	(46,074)	(24,028)	(677)	(6,503)

	NIS			USD

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.077)	(0.008)	(0.209)	(0.076)	(0.002)	(0.021)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	230,871,411	341,150,506	220,559,858	317,253,636	341,150,506	317,253,636

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	Deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2013	1,837	464,629	33,802	(444,339)	55,929
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2013:
Issuance of share capital , net	518	37,202	-	-	37,720
Employee stock options exercised	*	1,457	(1,457)	-	-
Warrants exercised	2	257	-	-	259
Employee stock options forfeited and expired	-	764	(764)	-	-
Share-based compensation	-	-	2,400	-	2,400
Comprehensive loss for the period	-	-	-	(46,074)	(46,074)
BALANCE AT SEPTEMBER 30, 2013	2,357	504,309	33,981	(490,413)	50,234

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	Deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2014	2,414	509,857	34,192	(505,777)	40,686
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2014:
Issuance of share capital , net	997	78,629	-	-	79,626
Employee stock options exercised	*	77	(77)	-	-
Employee stock options forfeited and expired	-	1,417	(1,417)	-	-
Share-based compensation	-	-	2,727	-	2,727
Comprehensive loss for the period	-	-	-	(24,028)	(24,028)
BALANCE AT SEPTEMBER 30, 2014	3,411	589,980	35,425	(529,805)	99,011

* Represents an amount less than 1,000 NIS

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Accumulated
	shares	premium	reserve	deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2014	653	137,986	9,254	(136,881)	11,012
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2014:
Issuance of share capital , net	270	21,280	-	-	21,550
Employee stock options exercised	*	21	(21)	-	-
Employee stock options forfeited and expired	-	383	(383)	-	-
Share-based compensation	-	-	737	-	737
Comprehensive loss for the period	-	-	-	(6,503)	(6,503)
BALANCE AT SEPTEMBER 30, 2014	923	159,670	9,587	(143,384)	26,796

* Represents an amount less than $1,000
The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2013	2014	2014
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(46,074)	(24,028)	(6,503)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(9,837)	(14,307)	(3,872)
Net cash used in operating activities	(55,911)	(38,335)	(10,375)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(104,127)	(139,800)	(37,835)
Maturities of short-term deposits	85,377	85,825	23,227
Maturities of restricted deposits	1,550	-	-
Additions to property and equipment	(196)	(545)	(148)
Additions to intangible assets	(96)	(10)	(3)
Net cash used in investing activities	(17,492)	(54,530)	(14,759)

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(127)	-	-
Issuance of share capital and warrants, net	50,140	78,585	21,268
Proceeds from exercise of employee stock options	*	*	*
Net cash provided by financing activities	50,013	78,585	21,268

DECREASE IN CASH AND CASH EQUIVALENTS	(23,390)	(14,280)	(3,866)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	68,339	30,888	8,360
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(1,988)	771	209
CASH AND CASH EQUIVALENTS - END OF PERIOD	42,961	17,379	4,703

* Less than 1,000

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2013	2014	2014
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	870	737	200
Impairment of intangible assets	138	-	-
Long-term prepaid expenses	60	36	10
Exchange differences on cash and cash equivalents	1,988	(771)	(209)
Share-based compensation	2,400	2,727	737
Warrant issuance costs	470	-	-
Gain on adjustment of warrants to fair value	(10,191)	(12,891)	(3,489)
Commitment fee paid by issuance of share capital	-	1,041	282
Interest and exchange differences on short-term deposits	1,521	(5,616)	(1,520)
Interest and linkage on bank loan	(10)	-	-
Interest and exchange differences on restricted deposits	30	(38)	(10)
	(2,724)	(14,775)	(3,999)

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	1,374	1,274	345
Decrease in accounts payable and accruals	(8,487)	(806)	(218)
	(7,113)	468	127
	(9,837)	(14,307)	(3,872)
Supplementary information on interest received in cash	449	177	48

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Jerusalem, Israel, was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx has been engaged, both independently and through its consolidated entities (collectively, the “Company”), in the development of therapeutics, from pre-clinical-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. (“BIJ Ltd.”). BIJ LP was established to operate a biotechnology incubator located in Jerusalem (the “Incubator”) under an agreement with the State of Israel. The agreement with the State of Israel relating to the Incubator terminated on December 31, 2013, and the Company is currently in the process of winding down BIJ LP’s operations. The Company expects to liquidate both BIJ LP and BIJ Ltd. during 2014.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) are also traded on the NASDAQ Capital Market.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty when and if the Company will have sustainable profits.

b.	Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of September 30, 2014 have been translated into dollars, at the representative rate of exchange on September 30, 2014 ($1 = NIS 3.695). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company as of September 30, 2014, and for the three and nine months then ended, were approved by the Board of Directors on November 10, 2014, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2014 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2013 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2013 and for the year then ended.

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS

a.	Underwritten public offering of American Depositary Shares

In March 2014, the Company completed an underwritten public offering of 9,660,000 ADSs (including 1,260,000 ADSs resulting from exercise of the underwriters’ overallotment option) at a public offering price of $2.50 per ADS. The offering raised a total of $24,150,000, with net proceeds of approximately $22,300,000, after deducting fees and expenses.

b.	Share purchase agreement with Lincoln Park Capital

In September 2012, BioLineRx and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement, together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

During the nine months ended September 30, 2014, BioLineRx sold a total of 151,164 ADSs to LPC for aggregate gross proceeds of $400,000. In connection with these issuances, a total of 3,779 ADSs was issued to LPC as a commitment fee and a total of $8,000 was paid to Oberon Securities as a finder’s fee.

On a cumulative basis, from the effective date of the purchase agreement through the approval date of these financial statements, BioLineRx has sold a total of 3,793,209 ADSs to LPC for aggregate gross proceeds of $9,731,000. In connection with these issuances, a total of 94,832 ADSs was issued to LPC as a commitment fee and a total of $195,000 was paid to Oberon Securities as a finder’s fee.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS (cont.)

b.	Share purchase agreement with Lincoln Park Capital (cont.)

In May 2014, BioLineRx and LPC entered into a new $20 million, 36-month purchase agreement, and terminated the previous $15 million agreement. The terms of the new purchase agreement are substantially identical to the terms of the previous purchase agreement. Through the approval date of these financial statements, no sales of ADSs to LPC have been made under the new purchase agreement.

In consideration for entering into the new $20 million purchase agreement, BioLineRx paid to LPC an initial commitment fee of $300,000, paid via the issuance of 150,000 ADSs, and will pay a further commitment fee of up to $500,000, pro rata, as the facility is used over time, which will be paid in ADSs valued based on the prevailing market prices of BioLineRx’s ADSs at such time. The new purchase agreement may be terminated by BioLineRx at any time, at its sole discretion, without any cost or penalty.

In connection with the new purchase Agreement, BioLineRx agreed to pay an initial cash finder’s fee to Oberon Securities of $50,000, and will pay an additional cash finder’s fee equal to 2.0% of the dollar amount of ADSs sold under the new agreement, up to an aggregate additional finder’s fee of $200,000. BioLineRx has no other obligations to Oberon Securities with respect to this or any other potential future agreement.

The initial commitment fee payable to LPC and the initial finder’s fee payable to Oberon Securities, in the total aggregate amount of $350,000, were recorded as a non-operating expense in the statement of comprehensive loss for the nine months ended September 30, 2014. Future commitment and finders fees payable, if and when the facility is used over time, will be recorded as issuance expenses against share premium on the statement of financial position.

c.	Private placement of share capital and warrants to Orbimed

In February 2013, the Company completed a direct placement to a leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC. The placement consisted of 2,666,667 ADSs and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8,000,000, with net proceeds of approximately $7,700,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price was not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS (cont.)

c.	Private placement of share capital and warrants to Orbimed (cont.)

The amount of the direct placement consideration allocated to the warrants was approximately $3,400,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $130,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value during each reporting period, amounting to approximately $2,040,000 and $1,300,000 for the nine months ended September 30, 2013 and 2014, and approximately $440,000 and $400,000 for the three months ended September 30, 2013 and 2014, respectively, has been included in non-operating income on the statement of comprehensive loss.

NOTE 5 – SHAREHOLDERS’ EQUITY

As of September 30, 2014 and December 31, 2013, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2013	2014

Authorized share capital	750,000,000	750,000,000

Issued and paid-up share capital	241,487,049	341,150,507

	In NIS
	December 31,	September 30,
	2013	2014

Authorized share capital	7,500,000	7,500,000

Issued and paid-up share capital	2,414,870	3,411,505

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – NON-OPERATING INCOME, NET

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
	NIS in thousands		NIS in thousands

Issuance costs	(320)	-	(977)	(1,212)
Changes in fair value of warrants	(4,307)	4,835	10,191	12,892
	(4,627)	4,835	9,214	11,680

NOTE 7 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

In November 2014, the Company’s Board of Directors approved an increase from 3.3 million to 19.3 million in the number of authorized but unissued ordinary shares reserved for purposes of the Company’s 2003 Share Incentive Plan (the “Plan”) and any other present or future share incentive plans of the Company, subject to adjustments as provided in Section 14 of the Plan.